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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           BLUEPHOENIX SOLUTIONS LTD.
                           --------------------------
                                (Name of Issuer)


                       ORDINARY SHARES, NIS 0.01 PAR VALUE
                       -----------------------------------
                         (Title of Class of Securities)


                                  M 20157 10 9
                                 --------------
                                 (CUSIP Number)


      Check the  appropriate  box to designate  the rule  pursuant to which this
Schedule is filed:

             |_| Rule 13d-1(b)
             |_| Rule 13d-1(c)
             |X| Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

---------------------                                          -----------------
CUSIP No. M20157 10 9                                          Page 2 of 6 pages
---------------------                                          -----------------

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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    AARON CRYSTAL

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
    (a) |_|
    (b) |_|

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    ISRAEL

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                    5    SOLE VOTING POWER
                         789,038
     NUMBER OF
      SHARES        ------------------------------------------------------------
    ENEFICIALLY     6    SHARED VOTING POWER
     OWNED BY            None
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        7    SOLE DISPOSITIVE POWER
       WITH              789,038

                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                         None

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    789,038

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)  |_|

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    5.8%

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12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

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---------------------                                          -----------------
CUSIP No. M20157 10 9                                          Page 3 of 6 pages
---------------------                                          -----------------


      This Amendment No. 1 to Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2005.

Item 1(a)   Name of Issuer:
            ---------------

            BluePhoenix Solutions Ltd. (formerly Crystal Systems Solutions Ltd.)

Item 1(b)   Address of Issuer's Principle Executive Offices:
            ------------------------------------------------

            8 Maskit Street
            Herzlia 46120
            Israel

Item 2(a)   Name of Person Filing:
            ----------------------

            Aaron Crystal

Item 2(b)   Address of Principle Business Office or, if None, Residence:
            ------------------------------------------------------------

            8 Maskit Street
            Herzlia 46120
            Israel

Item 2(c)   Citizenship:
            ------------

            Aaron Crystal is a citizen of Israel.

Item 2(d)   Title of Class of Securities:
            -----------------------------

            Ordinary Shares, NIS 0.01 par value

Item 2(e)   CUSIP Number:
            -------------

            M26763 10 8

Item 3      If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):
            ------------------------------------------------------------------

            Not Applicable


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---------------------                                          -----------------
CUSIP No. M20157 10 9                                          Page 4 of 6 pages
---------------------                                          -----------------


Item 4      Ownership:
            -----------

  (a)       Amount Beneficially Owned:
            --------------------------

            See Row 9 of the cover page.

            The amount in Row 9 of the cover page includes 294 Shares beneficially owned by Anat Crystal, Aaron Crystal's wife.

            In addition, the shares are subject to a voting agreement between Aaron Crystal and Argotec Ltd. ("Argotec") which requires Aaron Crystal to vote his shares as instructed by Argotec.

 (b)        Percent of Class:
            -----------------

            See Row 11 of the Cover page.

 (c)        Number of Shares as to which such person has:
            ---------------------------------------------

            (i)  sole power to vote
                 ------------------

            See Row 5 of the cover page and the response to Item number 4(a) above.

            (ii) shared power to vote
                 --------------------

            See Row 6 of the cover page and the response to Item number 4(a) above.

            (iii) sole power to dispose or to direct the disposition of
                  -----------------------------------------------------

            See Row 7 of the cover page and the response to Item number 4(a) above.

            (iv) shared power to dispose or to direct the disposition of
                 -------------------------------------------------------

            See Row 8 of the cover page and the response to Item number 4(a) above.

---------------------                                          -----------------
CUSIP No. M20157 10 9                                          Page 5 of 6 pages
---------------------                                          -----------------


Item 5      Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6      Ownership of More Than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            To the best knowledge of the reporting person, no person other than him, will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company beneficially owned by him.

Item 7      Identification  and  Classification of the Subsidiary Which Acquired
            --------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company:
            -------------------------------------------------------------

            Not Applicable.

Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            Not Applicable.

Item 9      Notice of Dissolution of the Group:
            -----------------------------------

            Not Applicable.

Item 10     Certification:
            --------------

            Not Applicable.

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CUSIP No. M20157 10 9                                          Page 6 of 6 pages
---------------------                                          -----------------


                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006



                                          /s/ Aaron Crystal
                                          ------------------------------
                                              AARON CRYSTAL